SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 3)*


                              Audio Book Club, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   05068R 10 8
                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 August 6, 1999
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

                                 SCHEDULE 13D/A


---------------------------                      ------------------------------
CUSIP NO. 05068R-10-8                                 Page   2   of   6   Pages
---------------------------                      ------------------------------

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Norton Herrick

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY



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4     SOURCE OF FUNDS*

         N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|



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6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                     7    SOLE VOTING POWER

     NUMBER OF             3,242,189 (includes options, warrants and a
      SHARES                  convertible note to acquire an aggregate of
   BENEFICIALLY               3,233,989 shares of Common Stock) as of
     OWNED BY                 August 11, 1999
      EACH         -------------------------------------------------------------
    REPORTING        8    SHARED VOTING POWER
     PERSON
      WITH                             0

                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                           4,219,109 (includes options,  warrants and a
                              convertible note to  acquire an aggregate of
                              3,233,989 shares of Common Stock) as of
                              August 11, 1999
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,219,109 (includes options, warrants and a
                  note to acquire an aggregate of 3,233,489
                  shares of Common Stock) as of August 11, 1999
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

      Does not include 2,714,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,714,180 shares held by the N. Herrick Trust.

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.2%

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14    TYPE OF REPORTING PERSON*

               IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 6 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by Audio Book Club, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Norton Herrick, Co-Chief Executive Officer and a principal shareholder of the Company (the "Reporting Person"). The business address of the Reporting Person is c/o Audio Book Club, Inc., 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. The Reporting Person is a United States citizen.

     The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On August 6, 1999, the Reporting Person sold $5,000,000 principal amount of the $14,000,000 convertible note (the "Note") issued by the Company to an unaffiliated third party. The portion of the Note that was sold is convertible into 449,438 shares of Common Stock at any time until the earlier of the repayment of the Note or December 31, 2004.

Item 4. Purpose of Transaction.

     Personal liquidity.

Item 5. Interest in Securities of the Issuer.

     As of the August 11, 1999, the Reporting Person beneficially owned an aggregate of 4,219,109 shares of Common Stock constituting approximately 34.2% of the outstanding Common Stock. The amount includes: (i) 8,200 shares owned of record by the Reporting Person, (ii) 1,000,000 shares issuable upon plan


                                Page 3 of 6 Pages
options granted to the Reporting Person, (iii) 500,000 shares issuable upon exercise of the Warrants, (iv) 808,989 shares issuable upon conversion of the $9,000,000 portion of the Note held by the Reporting Person, (v) 488,460 shares owned of record by Howard Herrick, of which the Reporting Person has sole dispositive but no voting power, (vi) 488,460 shares owned of record by the M.
E. Herrick Trust, of which the Reporting Person has sole dispositive but no voting power, (vii) 775,000 shares of Common Stock issuable upon exercise of plan options granted to the Reporting Person and (viii) 150,000 shares issuable upon exercise of Plan options granted to Evan Herrick, of which the Reporting Person has sole voting and dispositive power. The foregoing calculation does not include the 2,714,180 shares owned of record by the N. Herrick Trust, of which the Reporting Person is the sole beneficiary but has no voting or dispositive power. The percentage used herein is calculated based upon the 8,418,920 shares of Common Stock issued and outstanding at August 10, 1999, as provided by the Company. Except for the shares owned of record by Howard Herrick and the M.E. Herrick Trust as to which the Reporting Person has sole dispositive power but no voting power, the Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

     Except as noted below, no person other than the Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock. H. Herrick has the right to receive dividends and proceeds from any disposition of shares of Common Stock owned of record by him. The M.E. Herrick Trust, whose sole beneficiary is Michael Herrick, has the right to receive any dividends on any shares owned of record by the M.E. Herrick Trust and the proceeds from any sale of Common Stock by the M.E. Herrick Trust.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies except that pursuant to
(i) a December 31, 1998 letter agreement between the Reporting Person and the Company, the Company may be obligated to issue to the Reporting Person warrants to purchase

                                Page 4 of 6 Pages

350,000 shares of Common Stock at $12.00 per share in certain circumstances involving the refinancing of the Note and (ii) pursuant to a June 11, 1999 letter agreement between the Reporting Person and the Company, the Company will be obligated, upon receipt of shareholder approval, to issue to the Reporting Person warrants to purchase 125,000 shares of Common Stock at a price of $12.00 per share as a result of the repayment of a promissory note.

     The Reporting Person has received certain registration rights with respect to the shares of Common Stock beneficially owned by him.

Item 7. Materials to be filed as Exhibits.

     None


                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 11, 1999




                                            /s/ Norton Herrick
                                            ----------------------------
                                            Norton Herrick




                                Page 6 of 6 Pages